

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Direxion Shares ETF Trust, under the Exchange Act of 1934:

- Shares of Beneficial Interest of Direxion Daily Metal Miners Bull 2X Shares
- Shares of Beneficial Interest of Direxion Daily Software Bull 2X Shares

Sincerely,

[signature: Ben Sayer]